                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)


                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)


                                 683770R 10 9
                                 ------------
                                (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor AS
                              Universitetsgatan 2
                              N-0164 Oslo, Norway
                                 47-22-779-160
                                 -------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 28, 2000
                                 _____________
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5.
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Norway
------------------------------------------------------------------------------
                           SOLE VOTING POWER
                     7.
     NUMBER OF
                           11,548,066/1/
      SHARES       ------------------------------------------------------------
                           SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY              -0-
                   ------------------------------------------------------------
       EACH                SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                           11,548,066/1/
      PERSON       ------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
       WITH          10.
                           -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,548,066/1/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.82% of the outstanding Common Stock (27.75% of the outstanding voting capital stock)/2/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!


/1./ Represents 8,902,201 shares held directly by the Reporting Person, 1,800,399 shares that will underlie the American Depositary Shares held directly by the Reporting Person and 845,466 shares subject to the pledge discussed in
Item 4 herein.
/2./ For the purposes of this Amendment No. 7, these percentages have been calculated by (i) taking into account the issuance of 7,000,000 shares by VimpelCom, (ii) taking into account the full exercise by the Reporting Person of its voting rights in respect of 1,800,399 shares that will underlie the American Depositary Shares held by the Reporting Person, and (iii) assuming the enforcement of the Reporting Person's security interest in all 845,466 shares subject to the pledge, in each case, as discussed in Item 4 herein.

                                 SCHEDULE 13D
CUSIP No.  68370R 10 9
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor AS
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]

      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

     NUMBER OF
                          11,548,066/3/
      SHARES       -----------------------------------------------------------
                    8.    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER

    REPORTING
                          11,548,066/3/
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,548,066/3/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.82% of the outstanding Common Stock (27.75% of the outstanding voting capital stock)/4/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!

/3./ The Reporting Person disclaims beneficial ownership of all shares. /4./ See footnote 2.
      ---

                                  SCHEDULE 13D

Item 1.       Security and Issuer
              -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS and Telenor AS, is hereby amended and supplemented with respect to the items set forth below.

Item 2.       Identity and Background
              -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS and Telenor AS, with respect to (a) the repayment by VimpelCom of an aggregate principal amount of US$50,000,000 of loans made by Telenor East Invest AS (the "Loans") and the payment of US$1,120,017 of interest and fees in connection therewith and (b) the purchase by Telenor East Invest AS from VC Limited, an affiliate of VimpelCom, of 2,400,532 American Depositary Shares ("ADSs") of VimpelCom, each representing 3/4 of one share of Common Stock.

          TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f)   The following information sets forth the name,
citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Each of the directors and executive officers of Telenor East Invest AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Keysers Gate 13/15, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------



     Name and Business Address         Present Principal Occupation
     -------------------------         ----------------------------

     Terje Thon                        Senior Executive Vice President
     Universitetsgatan 2
     N-0164 Oslo, Norway

     Torstein Moland                   Executive Vice President and Chief
     Universitetsgatan 2               Financial Officer, Telenor AS
     N-0164 Oslo, Norway

     Ole Johan Haga                    Project Manager, Telenor International
                                       Center

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
     --------------------------------------------

     Name and Business Address         Present Principal Occupation
     -------------------------         ----------------------------

     Henrik Torgersen                  President of Telenor East Invest AS and
                                       Executive Vice President of Telenor AS



     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR AS

     (a)   Telenor AS, a corporation formed under the laws of Norway.

     (b)   Universitetsgatan 2
           N-0164 Oslo
           Norway

     (c) Telenor AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor AS. Except as otherwise indicated, the business address of each of such persons is Universitetsgatan 2, N-0164 Oslo, Norway.

DIRECTORS OF TELENOR AS
-----------------------

Name and Business Address         Citizenship      Present Principal Occupation
-------------------------         -----------      ----------------------------

Eivind Reiten                     Norway           Executive Vice President
Norsk Hydro ASA
Bygdoy Alle 2
N-0240 Oslo
Norway

Kari Broberg                      Norway           Chief Executive Officer
Hoffsveien 21/23
N-0275 Oslo
Norway

Inge K. Hansen                    Norway           Chief Financial Officer and
Den norske stats oljeselskap AS                    Executive Vice President
N-4035 Stavanger
Norway

Ashild Bendiktsen                 Norway           Chief Financial Officer
Entrepenor Bendiktsen & Aasen A
Salangsverket
N-9350 Sjovegan
Norway

Bente Neegard Halvorsen           Norway           Head Treasurer
LO
Youngs gate 11
N-0181 Oslo

Mai Buch                          Denmark          Corporate Adviser
Competence House AS
Symbion, Frubjergvej 3
2100 Kobenhavn O
Denmark

Svein Eivind Solheim              Norway           Employee Representative
Telenor AS

P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Irma Tystad                       Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Harald Stavn                      Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway


EXECUTIVE OFFICERS OF TELENOR AS
--------------------------------

Name and Business Address         Citizenship    Present Principal Occupation
-------------------------         -----------    ----------------------------

Tormod Hermansen                  Norway         President and Chief Executive
                                                 Officer

Ole Petter Hakonsen               Norway         Executive Vice President
                                                 and Chief Technical Officer

Arve Johansen                     Norway         Senior Executive Vice President

Jon Fredrik Baksaas               Norway         Senior Executive Vice President

Torstein Moland                   Norway         Executive Vice President and
                                                 Chief Financial Officer

Gun Bente Johansen                Norway         Executive Vice President

Jan Edvard Thygesen               Norway         Executive Vice President

Morten Lundal                     Norway         Executive Vice President

Stig Eide Sivertsen               Norway         Executive Vice President

Henrik Torgersen                  Norway         Executive Vice President

     (d) During the last five years, none of the above executive officers and directors of Telenor AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

       The amount and source of funds used in connection with Telenor East Invest AS's purchase of ADSs is US$51,911,504.50, representing a US$50,000,000 repayment by VimpelCom of principal of the Loans, a US$1,120,017 payment by VimpelCom of interest and fees in connection therewith and an additional US$791,487.50 contributed from Telenor East Invest AS's working capital.

Item 4.      Purpose of Transaction
             ----------------------

       Under the Working Capital Bridge Facility dated as of June 23, 2000
(the "Loan Agreement") between VimpelCom, as the borrower, and Telenor East Invest AS ("Telenor"), as the lender, Telenor lent VimpelCom US$50,000,000 to finance certain of VimpelCom's ongoing operations and debt refinancing. On July 25, 2000, VimpelCom, VC Limited, Telenor and certain other parties executed the Notice of Mandatory Exercise of Option Requirement and Waiver (the "Option Notice") pursuant to the Primary Agreement (as defined below). On July 25, 2000, Telenor delivered an Exercise Notice to VC Limited, VimpelCom and VimpelCom Finance B.V. (the "Exercise Notice") pursuant to the Primary Agreement, and on July 27, 2000, Telenor notified VimpelCom of the option closing date pursuant to the Loan Agreement. As a consequence of such actions, the Loans, all interest accrued thereon and all fees owing under the Loan Agreement became due and payable on July 28, 2000, the date of the closing of Telenor's purchase of the ADSs under the Primary Agreement.

       To induce Telenor to enter into the Loan Agreement, VimpelCom caused VimpelCom Finance B.V. and its designees from time to time party thereto (the "Sellers") to enter into the Primary Agreement (Financing Vehicles) dated as of June 23, 2000 (the "Primary Agreement"), pursuant to which the Sellers granted Telenor an option (subject to mandatory exercise in certain instances) to purchase (a) newly issued shares of Common Stock of VimpelCom (the "New Shares"), (b) ADSs, each representing 3/4 of one New Share (the "New ADSs") and/or (c) senior convertible notes or any other notes, bonds, debentures or similar instruments issued by an affiliate of VimpelCom and convertible or exchangeable into New Shares or New ADSs. VC Limited, an affiliate of VimpelCom and a designee of VimpelCom Finance B.V., became a Seller under the Primary Agreement on July 25, 2000 by executing an endorsement in accordance with the Primary Agreement.

       As an additional inducement to Telenor to enter into the Loan
Agreement, VimpelCom, Telenor and certain other parties entered into the Letter Agreement dated as of June 23, 2000 (the "Letter Agreement") pursuant to which VimpelCom agreed to cause its affiliates to grant Telenor an option to purchase such additional amount of New Shares, New ADSs and/or Notes as to permit Telenor to retain its shareholding of 25.72% of the voting shares of VimpelCom.

       On July 25, 2000, upon receipt of the Option Notice, Telenor delivered the Exercise Notice to VC Limited, VimpelCom and VimpelCom Finance B.V. confirming that Telenor wished to exercise its options under the Primary Agreement and the Letter Agreement in respect of 2,400,532 New ADSs, representing an aggregate of 1,800,399 shares of Common Stock. On July 28, 2000, upon repayment in full of the Loans and payment of all interest and fees owing in connection therewith, Telenor used the proceeds of such repayment and payment to purchase 2,363,931.42 New ADSs pursuant to the exercise of its option under the Primary Agreement (the "Initial ADSs"). In addition, Telenor purchased 36,600.58 New ADSs pursuant to the exercise of its option under the Letter Agreement (the "Additional ADSs"). Telenor purchased the Initial ADSs and the Additional ADSs under the Purchase Agreement dated as of July 28, 2000 between VC Limited, as the seller, and Telenor, as the purchaser (the "Purchase Agreement") in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended. This transaction was consummated simultaneously with the public offering of the New ADSs and Notes.

       The New ADSs purchased by Telenor are subject to cancellation until the report on the results of the issuance of the New Shares (the "Placement Report") is registered with the Federal Commission on the Securities Markets of the Russian Federation (the "FCSM"). The FCSM may refuse to register the Placement Report in the event VimpelCom violated Russian law in the issuance process or the Placement Report contains false information. The FCSM must notify VimpelCom of such refusal and give VimpelCom time to correct any defects. If VimpelCom fails to correct the defects within a certain period of time, the FCSM may declare the issuance invalid, and VimpelCom will be obligated to cancel the New Shares underlying the New ADSs and return the purchase price to VC Limited.

       An American Depositary Receipt representing the New ADSs purchased by Telenor was issued to Telenor in accordance with the Restricted Deposit Agreement dated as of July 25, 2000 among the Bank of New York, as Depositary (the "Depositary"), VimpelCom and owners and beneficial owners of the New ADSs (the "Restricted Deposit Agreement"). The New Shares underlying the New ADSs purchased by Telenor will not be deposited with the Depositary until the Placement Report has been registered with the FCSM.

       To provide VimpelCom with access to additional financing in the event the FCSM fails to register the Placement Report and VimpelCom is required to return the purchase price to VC Limited, the Loan Agreement contemplated that KB Citibank T/O ("Citibank T/O"), a bank established under the laws of the Russian Federation and an affiliate of Citibank, N.A., will issue a guarantee in favor of Telenor in an amount equal to or exceeding the aggregate amount of the Loans plus estimated accrued interest, fees and other amounts payable under the Loan Agreement. In lieu of such guarantee, on July 20, 2000, VimpelCom and Citibank T/O entered into the Intraday Overdraft Facility Agreement #2 (the "Citibank Guarantee").

       If within 35 days after the filing by VimpelCom of the Placement Report the FCSM shall have failed to register the Placement Report, then, in accordance with the Loan Agreement and the CitiBank Guarantee, Telenor will send a notice to Citibank T/O advising it of the FCSM's failure to register the Placement Report. Upon receipt of such notice, wire transfer instructions from VimpelCom with respect to the return of the proceeds of the sale of the New Shares to VC Limited, wire transfer instructions from VC Limited with respect to the return of the proceeds of the sale of the Initial ADSs to Telenor, wire transfer instructions from Telenor with respect to the disbursement of such proceeds to VimpelCom under the Loan Agreement and certain other instructions, Citibank T/O is, under the terms of the Citibank Guarantee, required to make the transfers necessary for the repayment to Telenor of the amount paid by it to VC Limited for the Initial ADSs and for the disbursement by Telenor of an equal amount to VimpelCom under the Loan Agreement. Telenor may suspend or cancel VimpelCom's right to such mandatory disbursement only if an Event of Default described in
Section 7.01(d) (Nationalization) or Section 7.01(e) (Bankruptcy) of the Loan Agreement has occurred and is continuing. However, under the terms of the Citibank Guarantee, Citibank T/O is not obligated to make the transfers with respect to the return of the amount paid by Telenor to VC Limited for the Initial ADSs unless Citibank T/O receives a wire transfer instruction from Telenor with respect to the disbursement of an equal amount to VimpelCom under the Loan Agreement.

       The Loan Agreement will continue in force until the date when Telenor's obligation to make disbursements of Loans has terminated in accordance with the terms of the Loan Agreement. If the FCSM registers the Placement Report, Telenor will not be obligated to make the mandatory disbursement, and the Loan Agreement will terminate.

       The amount paid by Telenor for the Additional ADSs has been deposited in the blocked accounts of VimpelCom and VC Limited held by Citibank T/O in accordance with the Blocked Account Agreement dated as of July 28, 2000 by and among Citibank T/O, VC Limited, VimpelCom, Telenor and certain other parties (the "Blocked Account Agreement"). If VimpelCom delivers to Telenor and certain other parties a notice confirming that the FCSM has refused to register the Placement Report, or if, within 60 days after July 28, 2000, VimpelCom fails to deliver a notice (accompanied by a copy of the Placement Report and an opinion of VimpelCom's counsel) that the FCSM has registered the Placement Report, Citibank T/O is required to effect wire transfers which will result in, among other things, the return to Telenor of the purchase price paid by it to VC Limited for the Additional ADSs.

       If within 60 days after July 28, 2000 Telenor receives a notice from VimpelCom confirming that the FCSM has refused to register the Placement Report, or if VimpelCom fails to deliver a notice (accompanied by a copy of the Placement Report and an opinion of VimpelCom's counsel) that the FCSM has registered the Placement Report, and Telenor has sent a notice to Citibank T/O advising it of the FCSM's failure to register the Placement Report as contemplated by the Citibank Guarantee and has not received the aggregate amount paid by Telenor to VC Limited for the Initial ADSs, and/or neither Telenor nor the Depositary has received the aggregate amount paid by Telenor to VC Limited for the Additional ADSs, then, within five (5) Business Days after Telenor has notified VC Limited that it has not received the aggregate amounts paid for the Initial ADSs and/or the Additional ADSs, as the case may be, or any part thereof, VC Limited is required to reimburse to an account of Telenor notified to VC Limited by Telenor such amounts, or the unpaid part thereof, as the case may be.

       If the FCSM registers the Placement Report, the Contract of Pledge of Shares dated June 23, 2000 between Bee Line Non-Profit Fund and Telenor (the "Share Pledge") providing for the pledge by the Bee Line Non-Profit Fund to Telenor of all of the Bee Line Non-Profit Fund's rights in and to 845,466 shares of Common Stock, as security for, among other things, the Loan made to VimpelCom pursuant to the mandatory disbursement, will terminate. If the FCSM refuses to register the Placement Report, the Share Pledge will remain in effect.

       In connection with its purchase of the New ADSs, in addition to the Loan Agreement, the Primary Agreement, the Share Pledge, the Guarantee and the Letter Agreement described herein and in Amendment No. 6 to the Statement on
Schedule 13D amended hereby, Telenor entered into the following agreements:

       (a) Notice of Mandatory Exercise of Option Requirement and Waiver dated as of July 25, 2000 among VimpelCom, VimpelCom Finance B.V., VC Limited, VimpelCom B.V. and Telenor;

       (b) Exercise Notice dated as of July 25, 2000 delivered by Telenor to VC Limited, VimpelCom and VimpelCom Finance B.V.;

       (c) Purchase Agreement dated as of July 28, 2000 between VC Limited, as the seller, and Telenor, as the purchaser; and

       (d) Blocked Account Agreement dated as of July 28, 2000 by and among Citibank T/O, VC Limited, VimpelCom B.V., VimpelCom, Telenor, European Bank for Reconstruction and Development and UBS AG, acting through its business group UBS Warburg, as representative of the underwriters.

       In addition, Telenor is a beneficiary of the Restricted Deposit Agreement and the Citibank Guarantee.


Description of Option Notice
----------------------------

       In the Option Notice, VC Limited, as a Seller under the Primary Agreement, required Telenor to purchase 2,363,931.42 Initial ADSs at the public offering price in accordance with the Primary Agreement. In addition, VC Limited offered to Telenor 36,600.58 Additional ADSs at the public offering price in accordance with the Letter Agreement.

       In the Option Notice, VimpelCom and Telenor agreed that after giving effect to the purchase by Telenor of the Initial ADSs and the Additional ADSs, VimpelCom or an affiliate designated by VimpelCom will have the right to exercise the call option under Section 2.07 of the Primary Agreement dated as of December 1, 1998 between VimpelCom and Telenor (the "Initial Primary Agreement") in respect of 250,000 shares of Common Stock. The parties to the Option Notice also agreed to certain waivers and consents with respect to the Loan Agreement and the Primary Agreement.

Description of Exercise Notice
------------------------------

       Upon receipt of the Option Notice, Telenor executed and delivered to VC Limited, VimpelCom and VimpelCom Finance B.V. the Exercise Notice confirming its wish to purchase the Initial ADSs and the Additional ADSs as set forth in the Option Notice.

Description of Purchase Agreement
---------------------------------

       Under the Purchase Agreement, Telenor purchased from VC Limited the Initial ADSs and the Additional ADSs. The Purchase Agreement incorporated the Primary Agreement by reference, subject to certain exceptions set forth in the Purchase Agreement.

       The Purchase Agreement contemplated that the terms of the Primary Agreement would apply to the purchase of the Additional ADSs, as if both the Initial ADSs and the Additional ADSs were included in the definition of "Option Shares" under the Primary Agreement. The Purchase Agreement specified that the Intraday Overdraft Facility Agreement No. 2 dated July 20, 2000 between Citibank T/O and VimpelCom would be considered the "Citibank Guarantee" for the purposes of the Primary Agreement.

       The Purchase Agreement also provided for the amendment and restatement of Section 5.06 of the Primary Agreement to specify in detail the obligation of VC Limited to return the purchase price of the Initial ADSs and the Additional ADSs to Telenor if the Placement Report is not registered with the FCSM and the purchase price is not returned to Telenor as contemplated by the Citibank Guarantee and the Blocked Account Agreement.

Description of Blocked Account Agreement
----------------------------------------

       Under the Blocked Account Agreement, the amount paid by Telenor for the Additional ADSs has been deposited in the "blocked accounts" of VimpelCom and VC Limited held by Citibank T/O to which neither VimpelCom nor VC Limited will have access before the Placement Report is registered with the FCSM. The funds in the blocked accounts are commingled with the proceeds of the sale of the New ADSs and the Notes in the public offering, but will not be commingled with other funds held by Citibank T/O on behalf of VimpelCom or VC Limited. Interest will be paid on the funds on deposit in the blocked accounts at a rate of 4.15% to 4.50% per annum, depending on the actual number of days the funds remain on deposit in the blocked accounts.

       The funds deposited in the blocked accounts will be held and disbursed by Citibank T/O in accordance with the provisions of the Blocked Account Agreement and the Citibank Guarantee. However, no lien or security interest in the blocked accounts was created by the Blocked Account Agreement, and the funds on deposit in the blocked accounts of VimpelCom and VC Limited are the general unsecured assets of VimpelCom and VC Limited, respectively.

       If VimpelCom delivers, within 60 days after July 28, 2000, to CitiBank T/O Telenor and certain other parties a notice (accompanied by a copy of the Placement Report and an opinion of VimpelCom's counsel) that the FCSM has registered the Placement Report, VimpelCom and VC Limited will gain access to their respective blocked accounts and Citibank T/O shall disburse all the funds on deposit in the blocked accounts of VimpelCom and VC Limited in accordance with their respective instructions.

       If VimpelCom delivers to Telenor and certain other parties a notice confirming that the FCSM has refused to register the Placement Report, or if, within 60 days after July 28, 2000, VimpelCom fails to deliver a notice (accompanied by a copy of the Placement Report and an opinion of VimpelCom's counsel) that the FCSM has registered the Placement Report, then Citibank T/O shall make the transfers resulting, among other things, in the return of the purchase price paid by Telenor to VC Limited for the Additional ADSs to Telenor or the Depositary. Under the terms of the Restricted Deposit Agreement, in the event the Depositary receives any such payments, it shall transfer them to Telenor as the holder of the New ADSs pursuant to the Restricted Deposit Agreement.

Disclaimer
----------

     The preceding summary of certain provisions of the Loan Agreement, the Primary Agreement, the Share Pledge and the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which were filed as Exhibits A, B, C and E to Amendment No. 6 to the Statement on Schedule 13D amended hereby, respectively, and which are incorporated herein by reference.

     Similarly, the preceding summary of certain provisions of the Option Notice, the Exercise Notice, the Purchase Agreement, the Blocked Account Agreement and the Restricted Deposit Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A, B, C, D and E hereto, respectively, and which are incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) and (b) Telenor is the direct beneficial owner of 10,702,600 shares of Common Stock of VimpelCom (comprising 8,902,201 shares of Common Stock Telenor currently holds directly, and 1,800,399 shares of Common Stock that will underlie the 2,400,532 New ADSs acquired by Telenor pursuant to the exercise of its options under the Primary Agreement and the Letter Agreement), constituting 25.72% of the issued and outstanding voting capital stock (30.42% of the issued and outstanding shares of Common Stock) of VimpelCom.

     If Telenor were to enforce its rights under the Share Pledge following the occurrence of an Event of Default under the Loan Agreement, Telenor would be the direct beneficial owner of the 845,466 shares of Common Stock of VimpelCom subject to the

 Share Pledge. In such event, until the pledged shares in question were sold to a third party in accordance with Russian law and the terms of the Share Pledge, Telenor would be the direct beneficial owner of an aggregate of 11,548,066 shares of Common Stock of VimpelCom (comprising 8,902,201 shares of Common Stock Telenor currently holds directly, 1,800,399 shares of Common Stock that will underlie the New ADSs acquired by Telenor upon its exercise of its options under the Primary Agreement and the Letter Agreement, plus 845,466 shares of Common Stock that would be acquired by Telenor upon enforcement of the Share Pledge), which would constitute 27.75% of the outstanding voting capital stock (32.82% of the outstanding Common Stock) of VimpelCom.

     VimpelCom agreed in the Option Notice that its call option under Section
2.07 of the Initial Primary Agreement is exercisable only in respect of 250,000 shares of Common Stock. If VimpelCom were to exercise such option, then Telenor's ownership interest would be reduced to 25.12% of VimpelCom's total issued and outstanding voting capital stock (assuming no enforcement of Telenor's rights under the Share Pledge), or 27.15% of VimpelCom's total issued and outstanding voting capital stock (assuming enforcement of Telenor's rights under the Share Pledge).

     Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 10,702,600 shares of Common Stock, and upon the enforcement of the Share Pledge, would have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 11,548,066 shares of Common Stock, in the aggregate, that would be retained by it upon such enforcement.

     Augie K. Fabela II ("Mr. Fabela") and Geneva Investment Trust I, L.L.C. ("Geneva") ceased to be parties to the Shareholders Agreement dated as of December 1, 1998 (the "Shareholders Agreement") by and among Telenor, Dr. Zimin, Glavsotkom LLC, the Bee Line Non-Profit Fund, Mr. Fabela and Geneva, pursuant to
Article VI thereof. Accordingly, after giving effect to Telenor's exercise of its options under the Primary Agreement and the Letter Agreement and the sale by Dr. Zimin of 421,761 shares as part of the offering, a total of 22,749,175 shares of Common Stock of VimpelCom are subject to the Shareholders Agreement, constituting in the aggregate approximately 54.67% of VimpelCom's total issued and outstanding voting capital stock. Because the Bee Line Non-Profit Fund is a party to the Shareholders Agreement, the total number of shares of Common Stock subject to the Shareholders Agreement would not change if Telenor were to enforce its security interest under the Share Pledge, unless as a result of such enforcement such shares were sold to a third party who is not a party to the Shareholders Agreement. If all shares subject to the Share Pledge were sold to such third party, then only 21,903,709 shares of Common Stock would be subject to the Shareholders Agreement, constituting in the aggregate approximately 52.64% of VimpelCom's total issued and outstanding voting capital stock. If VimpelCom were to exercise its call option under the Initial Primary Agreement in respect of all of the 250,000 shares of Common Stock subject to such option, then only 22,499,175 shares of Common Stock would be subject to the Shareholders Agreement, constituting in the aggregate approximately 54.07% of VimpelCom's total issued and outstanding voting capital stock. Neither the filing of this Amendment No. 7 nor any of its contents shall be deemed to constitute an admission that Telenor or Telenor AS is the beneficial owner of any shares of voting capital stock of VimpelCom (other than, solely in the case of Telenor, 10,702,600 shares of Common Stock or 11,548,066 shares of Common Stock, as the case may be) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Telenor is a wholly owned subsidiary of Telenor AS, and, as a result, Telenor AS may be deemed to be the indirect beneficial owner of the shares of Common Stock of VimpelCom owned by Telenor. Neither the filing of this Amendment No. 7 nor any of its contents shall be deemed to constitute an admission that Telenor AS is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor nor Telenor AS has effected any transactions in the Common Stock of VimpelCom during the past sixty (60) days or since the filing of the most recent amendment to this Statement on Schedule 13D, other than the transactions described herein.

     (d) Neither Telenor nor Telenor AS knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

     (e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               ------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     Except as provided in the Loan Agreement, the Primary Agreement, the Share Pledge, the Guarantee, the Letter Agreement, the Option Notice, the Exercise Notice, the Purchase Agreement, the Blocked Account Agreement and the Restricted Deposit Agreement or as set forth herein, neither Telenor nor Telenor AS, nor, to the best of Telenor's and Telenor AS's knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits
              --------------------------------

Exhibit "A"   Attached hereto as Exhibit "A" is a conformed copy of the Notice of Mandatory Exercise of Option Requirement and Waiver dated as of July 25, 2000 among VimpelCom, VimpelCom Finance B.V., VC Limited,
              VimpelCom B.V. and Telenor.

Exhibit "B"   Attached hereto as Exhibit "B" is a conformed copy of the Exercise
              Notice dated as of July 25, 2000 delivered by Telenor to VC
              Limited, VimpelCom and VimpelCom Finance B.V.

Exhibit "C"   Attached hereto as Exhibit "C" is a conformed copy of the Purchase
              Agreement dated as of July 28, 2000 between VC Limited, as the seller, and Telenor, as the purchaser.

Exhibit "D"   Attached hereto as Exhibit "D" is a conformed copy of the Blocked
              Account Agreement dated as of July 28, 2000 by and among Citibank
              T/O, VC Limited, VimpelCom B.V., VimpelCom, Telenor, European
              Bank for Reconstruction and Development and UBS AG, acting through its business group UBS Warburg, as representative of the underwriters .

Exhibit "E"   Attached hereto as Exhibit "E" is a conformed copy of the
              Restricted Deposit Agreement dated as of July 25, 2000 among the
              Bank of New York, as Depositary, VimpelCom, and owners and beneficial owners of the New ADSs.

Exhibit "F"   Attached hereto as Exhibit "F" is a conformed copy of the Power of
              Attorney of Telenor in favor of Henrik Torgersen, dated June 13,
              2000, authorizing Henrik Torgersen to execute on behalf of Telenor the Loan Agreement, the Primary Agreement and other agreements relating to the Loans and the options, and to take other necessary actions with respect thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: August 8, 2000                      TELENOR EAST INVEST AS

                                             By  /s/ Henrik Torgersen
                                                 -------------------------------
                                                 Henrik Torgersen
                                                 Attorney-in-Fact


                                             TELENOR AS

                                             By  /s/ Tormod Hermansen
                                                 -------------------------------
                                                 Tormod Hermansen
                                                 President and
                                                 Chief Executive Officer

                               Index to Exhibits


Exhibit "A"    A conformed copy of the Notice of The Notice of Mandatory
               Exercise of Option Requirement and Waiver dated as of July 25,
               2000 among VimpelCom Finance B.V., VC Limited, VimpelCom B.V. and
               Telenor.

Exhibit "B"    A conformed copy of the Exercise Notice dated as of July 25, 2000 delivered by Telenor to VC Limited, VimpelCom and VimpelCom
               Finance B. V.

Exhibit "C"    A conformed copy of the Purchase Agreement dated as of July 28,
               2000 between VC Limited, as the seller, and Telenor, as the purchaser.

Exhibit "D"    A conformed copy of the Blocked Account Agreement dated as of
               July 28, 2000 by and among Citibank T/O, VC Limited, VimpelCom
               B.V., VimpelCom, Telenor, European Bank for Reconstruction and
               Development and UBS AG, acting through its business group UBS
               Warburg, as representative of the underwriters.

Exhibit "E"    A conformed copy of the Restricted Deposit Agreement dated as of
               July 25, 2000 among the Bank of New York, as Depositary,
               VimpelCom, and owners and beneficial owners of the New ADSs.

Exhibit "F"    A conformed copy of the Power of Attorney of Telenor in favor of
               Henrik Torgersen, dated June 13, 2000, authorizing Henrik
               Torgersen to execute on behalf of Telenor the Loan Agreement, the Primary Agreement and other agreements relating to the Loans and the options, and to take other necessary actions with respect thereto.